Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)
(unaudited)

							Nine Months Ended
	Year Ended December 31,						September 30,
					2003	2003	2004	2004
	1999	2000	2001	2002	Actual	Proforma (1)	Actual	Proforma (1)
Fixed Charges:
Interest expense on indebtedness	$5,556	$14,773	$42,730	$49,069	$45,716	$41,233	$41,593	$38,237
Interest expense on portion of rent expense representative of interest	366	350	478	427	442	442	403	403

Total Fixed Charges	$5,922	$15,123	$43,208	$49,496	$46,158	$41,675	$41,996	$38,640

Earnings:
Income before provision for income taxes and minority interest	$84,735	$150,727	$296,635	$170,380	$141,634	$146,117	$149,542	$152,898
Fixed charges	5,922	15,123	43,208	49,496	46,158	41,675	41,996	38,640

Total earnings	$90,657	$165,850	$339,843	$219,876	$187,792	$187,792	$191,538	$191,538

Ratio of earnings to fixed charges	15.3x	11.0x	7.9x	4.4x	4.1x	4.5x	4.6x	5.0x

(1)	The ratio of earnings to fixed charges for the year ended December 31, 2003, and the nine months ended September 30, 2004, have been adjusted on a proforma basis assuming the $333.0 million of 1.875% Notes were outstanding since January 1, 2003, and the $250.0 million of 4.5 % Notes were not outstanding during these periods.